Exhibit 99.1

21Vianet Group, Inc. Announces Issuance of RMB1.75 Billion Convertible Bonds by its main operating entity

BEIJING, April 29, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that Beijing Yiyun Network Technology Co., Ltd. (“Beijing Yiyun”), a various interest entity of the Company and the main operating entity of 21Vianet, has agreed to issue an aggregate of RMB1.75 billion convertible bonds to a group of investors (the “Investors”), including Beijing Nuoyuan Innovation Equity Investment Centre (Limited Partnership), Shanghai SDIC Xieli Development Equity Investment Fund Partnership (Limited Partnership), Ningbo Huagai Detao Equity Investment Partnership (Limited Partnership), Shenzhen Qianhai Luojia Fangyuan Shunjing Investment Partnership (Limited Partnership) and others. The Company intends to use the convertible bonds proceeds to repay its existing bonds, to fund the Company’s working capital and for other general corporate purposes.

Each investor will fund its convertible bonds proceeds to Beijing Yiyun in two payments, with 50% of the proceeds funded at the first payment, and the remaining funded at the second payment subject to certain conditions. Both payments are expected to complete in the second quarter of 2016.

The convertible bonds, due in 60 months from the date of the first payment, will have zero coupon rate. At the option of the holders, the convertible bonds are convertible into shares represented by American depositary shares (“ADSs”) in the Company within 13 to 48 months following the date of the first payment. The conversion price will be based on a 25%, 20% and 15% premium over the 30-day average prices of the Company’s ADSs prior to the intended conversion date, if such conversion occurs in the second year, third year and fourth year following the first payment date, respectively.

The bonds will, subject to the satisfaction of certain other conditions precedent, be convertible into equity interest of Beijing 21Vianet Broad Band Data Center Co., Ltd. (“21Vianet Beijing”), a wholly owned subsidiary of Beijing Yiyun. The Investors (collectively) are entitled to nominate one candidate as the board observer of 21Vianet Beijing before the conversion date, or as a board member of 21Vianet Beijing after the bonds are converted into equity interests in 21Vianet Beijing.

If the bonds are not converted into ADSs of the Company or equity interest in 21Vianet Beijing within 60 months following the first payment date, the Investors may, via written notices, require Beijing Yiyun to repay the loan principal and interest. The loan interest is calculated at a compound annual interest rate of 8% or 6.55% based on two pre-determined scenarios.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Investor Relations Contacts:

21Vianet Group, Inc.

Eric Chu, CFA

+1 908 707 2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Charles Eveslage

+1 (646) 405-4922

IR@21Vianet.com

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